Exhibit 12.1

PRUDENTIAL FINANCIAL, INC.

RATIO OF EARNINGS TO FIXED CHARGES

	Three months ended March 31, 2006	Year Ended December 31,
		2005	2004	2003	2002	2001
		($ in millions)
Earnings:

Income (loss) from continuing operations before income taxes, extraordinary gain on acquisition and cumulative effect of accounting change	$1,041	$4,471	$3,368	$1,983	$88	$(121)
Undistributed income (loss) of investees accounted for under the equity method	141	460	196	119	(37)	29
Interest capitalized	—	—	—	—	8	6

Adjusted earnings	900	4,011	3,172	1,864	117	(156)

Add fixed charges:

Interest credited to policyholders’ account balances	623	2,699	2,359	1,857	1,869	1,826
Gross interest expense(1)	256	775	492	403	435	653
Interest component of rental expense	14	64	66	103	150	173

Total fixed charges	893	3,538	2,917	2,363	2,454	2,652

Total earnings plus fixed charges	$1,793	$7,549	$6,089	$4,227	$2,571	$2,496

Ratio of earnings to fixed charges(2)	2.01	2.13	2.09	1.79	1.05	—

(1)	Includes interest expense of securities businesses reported in “Net investment income” in the Consolidated Statements of Operations, capitalized interest and amortization of debt discounts and premiums.
(2)	Due to the Company’s loss in 2001, the ratio coverage was less than 1:1. Additional earnings of $156 million would have been required in 2001 to achieve a ratio of 1:1.